UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

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                                                           SEC File No. 0-11254
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                                                          CUSIP No.  217721 10 9
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(Check One):
   Form 10-K    Form 20-F    Form 11-K  X  Form 10-Q    Form N-SAR    Form N-CSR
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        For Period Ended: July 31, 2007
                          -------------
                  [  ]   Transition Report on Form 10-K
                  [  ]   Transition Report on Form 20-F
                  [  ]   Transition Report on Form 11-K
                  [  ]   Transition Report on Form 10-Q
                  [  ]   Transition Report on Form N-SAR
                  For the Transition Period Ended:______________________________


  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contain herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

        CopyTele, Inc.
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Full Name of Registrant

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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

        900 Walt Whitman Road
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        Melville, NY  11747
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c)  The accountant's statement or other exhibit required by Rule 12b-25
          (c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra sheets if needed)

The registrant's review process with respect to its financial statements has not been completed prior to the filing date.

PART IV -- OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          Denis A. Krusos, Chairman of the Board
          and Chief Executive Officer                631          549-5900
          --------------------------------------  ----------- ------------------
                           (Name)                 (Area Code) (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). X Yes ___ No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? X Yes ___ No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Exhibit "A".

================================================================================

                                 CopyTele, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 11, 2007     By: /s/ Denis A. Krusos
      ------------------        ------------------------------------------------
                                Denis A. Krusos, Chairman of the Board and Chief
                                Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
            Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or (ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

                                                                       Exhibit A

CopyTele, Inc. (the "Company") expects to report a reduction of net loss of approximately $1.5 million and $1 million, respectively, for the nine-month and three-month periods ended July 31, 2007, as compared to the comparable prior year periods.

The Company expects to report a net loss of approximately $4.3 million, or $.04 per share (basic and diluted), for the nine months ended July 31, 2007, as compared to a net loss for the nine months ended July 31, 2006 of approximately $5.8 million, or $.06 per share (basic and diluted). The Company also expects to report a net loss for the three months ended July 31, 2007 of approximately $1.1 million , or $.01 per share (basic and diluted), as compared to a net loss for the three months ended July 31, 2006 of approximately $2.1 million, or $.02 per share (basic and diluted). The decrease in net loss for the nine-month and three-month periods ended July 31, 2007, as compared to the nine-month and three-month periods ended July 31, 2006, is expected to result primarily from a decrease in the employee stock option compensation expense of approximately $1,395,000 and $864,000, respectively.